S. Y. BANCORP, INC.

1040 East Main Street

Louisville, Kentucky  40206

June 15, 2009

Ms. Kathryn McHale

Mail Stop 4561

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:       S.Y. Bancorp, Inc.

            Form 10-K for the year ended December 31, 2008

            Form 8-K furnished April 22, 2009

            Form 10-Q for the quarter ended March 31, 2009

            File No. 001-13661

Dear Ms. McHale:

We are responding to your letter dated June 10, 2009 regarding your review of our response to your comment letter. Our reply follows. In accordance with your request, our response keys to your comments.

Form 10-K for the year ended December 31, 2008

Item 11. Executive Compensation, page 79

Specific Elements of Compensation and How Performance Impacts Each, page 13 of Definitive Proxy Statement on Schedule 14A

We note your response to comment 1 in our letter dated May 26, 2009. We also note that you disclose the threshold performance targets for the annual cash incentive awards for three of your named executive officers, and in prior years you disclosed the entire range of performance targets for these three officers. Please tell us why your competitive harm argument is applicable to Messrs. Hillebrand and Poindexter and not the other named executive officers.  Please also tell us the basis for your decision to report only the threshold targets for the other three named executive officers, rather than the entire range of performance targets as disclosed in prior years.

Response:

As disclosed in the 2009 proxy statement (page 13) the performance target for the CEO and non-line of business EVPs for 2008 was based on the Company achieving EPS growth over 2007 of at least 3%. For 2008 as compared to 2007 the Company did not have an increase in EPS. Accordingly, the CEO did not receive a cash bonus and Ms. Davis did not receive a formula bonus. Also as disclosed for Ms. Thompson to have received a bonus for 2008 her departmental income must have increased at least 10%. It did not. Accordingly, she received no bonus. With these named executive officers not eligible for any 2008 bonus, we concluded the entire range of performance targets for these officers as had been provided in prior years was irrelevant to the discussion of annual cash incentives in this year's proxy statement.

For the three named executive officers discussed above, performance targets relate to Company or departmental profitability and therefore involve publicly disclosed or non sensitive information. To disclose line of business performance targets for Messrs. Hillebrand and Poindexter would cause competitive harm as this information is typically not publicly disclosed. To disclose the extent to which their lines of business must produce loan and deposit growth, fee income, customer retention and satisfaction and acquisition of new business would provide competitors with access to information which would allow them to develop more attractive compensation packages for our key line of business executives. Competitors could derive a better understanding of the compensation structure of these lines of business and the likelihood that the Company will be able to pay annual bonuses to these executive officers. Such knowledge would enable the Company's competitors to attract the Company's key line of business personnel away from the Company. The Company's competitors could also use the knowledge to structure their compensation and bonus programs in such a way as to more effectively compete against the Company for talent in the workforce going forward. As noted in the proxy statement, the performance targets are aggressive and considered relatively difficult to achieve.  This increases the risk of potential harm from a competitor who might offer a more lucrative incentive arrangement with more easily attainable goals.

Should you have additional comments after reviewing our response, please let us know and we will address those promptly.

Very truly yours,

S.Y. Bancorp, Inc.

Nancy B. Davis

Executive Vice President and Chief Financial Officer